UNITED STATES  SECURITIES  AND EXCHANGE  COMMISSION
                          Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           ARI NETWORK SERVICES, INC.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                                         001930106
                                 (CUSIP Number)

                                  July 11, 1996
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. r r *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)

   CUSIP NO. 001930106
     13D   Page   2  of  9   Pages


-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vulcan Ventures Incorporated
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|


-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Washington
-------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER

                                                2,157,791 shares
                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                                -0- shares
                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                2,157,791 shares
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,157,791 shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------


     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 001930106             13D                    Page 3 of 9  Pages
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Paul G. Allen
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. Allen is a  U.S. citizen
------------------------------------------------------------------------------
 NUMBER OF SHARES  BENEFICIALLY OWNED BY
  OWNED BY EACH REPORTING PERSON WITH
  7  SOLE VOTING POWER
            -0-

------------------------------------------------------------------------------
  8 SHARED VOTING POWER

                      2,157,791 shares
-------------------------------------------------------------------------------
  9      SOLE DISPOSITIVE POWER

                               -0- shares
   ----------------------------------------------------------------------------
  10      SHARED DISPOSITIVE POWER

                       2,157,791 shares
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,157,791 shares
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------


     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock, $.001 par value per share, of ARI Network Services, Inc. (the "Issuer").

     Name and Address of Principal Executive Offices of the Issuer:

                           ARI Network Services, Inc.
                            330 East Kilbourn Avenue
                           Milwaukee, Wisconsin 53202

     Item 2. Identity and Background

    (a) Name of Person Filing: Vulcan Ventures Incorporated ("Vulcan Ventures")

     State of Organization: Washington

     (b) Principal Business: Investments in various companies

     (c) Address of Principal Business: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

     Address of Principal Office: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

          The  names,   business  address,   present  principal  occupation  and
     citizenship of each executive officer, director and controlling person of Vulcan Ventures is as follows:

                         Paul G. Allen (See Page 8 of 9)

     William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and Vice President of Vulcan Northwest Inc. Citizenship is U.S.

     Bert E. Kolde, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98007. Principal occupation is Vice President and Secretary of The Paul Allen Group and Vice President, Secretary, Treasurer and Director of Vulcan Ventures. Citizenship is U.S.

     Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Ms. Patton is Director of Vulcan Ventures. Citizenship is U.S.

            To the best knowledge of Vulcan Ventures, during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     Item 3: Source and Amount of Funds or Other Consideration

     The sole source of the funds is working capital of the reporting person. The amount of funds used in making the purchases described in Item 5 was $250,000.

                    Regarding Paul G. Allen (See Page 8 of 9)

     Item 4. Purpose of Transaction

     The purpose of the acquisition of securities of the Issuer is for investment purposes. Vulcan Ventures may purchase additional shares of common stock of the Issuer from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures does not presently intend to dispose of any shares of common stock of the Issuer. In addition, Vulcan Ventures owns a presently exercisable warrant to purchase an additional 125,000 shares of common stock of the Issuer at the exercise price of $4.00 per share (as described in Item 5 below).

     Except as set forth herein, Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

     Item 5. Interest in Securities of the Issuer

     (a) Aggregate  Number of Shares of Common Stock of the Issuer  Beneficially
Owned: 2,157,791 shares. This amount is comprised of (i) 2,032,791 shares of common stock and (ii) a warrant to purchase an additional 125,000 shares of common stock at an exercise price of $4.00 per share.

     Percentage of Common Stock of the Issuer Owned (based on 12,701,815 shares of common stock outstanding as of June 10, 1996, and includes the 125,000 shares that will be outstanding upon the exercise of the warrant owned by Vulcan Ventures): 16.8%

         (b)      Sole Voting Power:                 -0-
                  Sole Dispositive Power:            -0-
                  Shared Voting Power:            2,157,791
                  Shared Dispositive Power:       2,157,791

     (c) The following transactions in common stock of the Issuer were effected by Vulcan Ventures:

     On July 11, 1996, Vulcan Ventures purchased 117,647 shares of common stock from the Issuer pursuant to the Issuer's registered shelf offering for an aggregate purchase price of $250,000. The per share price for the 117,647 shares of common stock purchased was $2.125. This transaction was effected by Vulcan Ventures making a wire transfer of $250,000 to the Issuer.

         (d)      Not applicable

         (e)      Not applicable

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 2,157,791 shares (which is the 2,157,791 shares owned by Vulcan Ventures).

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          All of these contracts, arrangements and understandings with respect to the securities of the Issuer are in the Purchase Agreement previously filed as an exhibit.

          From May 20, 1994 to May 20, 1997, Vulcan Ventures has agreed that it and its affiliates and associates (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934) will not, directly or indirectly, unless specifically requested by the Issuer's Board of Directors: (i) acquire or agree, seek or propose to acquire ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any of the Issuer's assets or business or any securities issued by it or any rights or options to acquire such ownership (including from a third party), (ii) seek or propose to control the Issuer's management or its policies, (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or (iv) assist any other person with respect to any of the foregoing. Notwithstanding the foregoing, Vulcan Ventures may acquire ownership of the Issuer's securities such that Vulcan Ventures would own, directly or indirectly, not more than 30% of the Issuer's then outstanding securities having the right to vote in the election of directors (or options, warrants or other derivative securities upon conversion or exercise having such rights) ("Voting Securities"). The restrictions in this paragraph shall cease if (i) any person or group makes a bona fide offer to purchase more than 50% of the Issuer's then outstanding Voting Securities or (ii) the closing price of the Issuer's common stock on NASDAQ or any National Securities exchange on which the Issuer's stock is traded has exceeded $17.50 per share for a period of 30 consecutive trading days. Notwithstanding any of the foregoing restrictions, if any person or group has acquired, directly or indirectly, more than 30% of the Issuer's then outstanding Voting Securities, Vulcan Ventures may acquire more than 30% of the then outstanding Voting Securities up to an amount of additional Voting Securities that when added to the Voting Securities then owned by Vulcan Ventures would not exceed the percentage of Voting Securities owned by such other person or group.

          The Issuer has agreed with Vulcan Ventures to file with the Securities and Exchange Commission upon demand by Vulcan Ventures at any time between May 20, 1996, and May 20, 1998, a Registration Statement on Form S-3 available for sale of (i) the 300,000 shares of common stock acquired under the purchase agreement dated May 19, 1994, (ii) the 250,000 shares of common stock acquired under the purchase agreement dated December 22, 1994, and (iii) up to 125,000 shares of common stock that may be acquired upon exercise of the warrant. Vulcan Ventures agreed with the Issuer that it will not effect any sale of the shares or warrants acquired under the purchase agreements, except as contemplated therein.

          Vulcan Ventures has agreed not to sell or otherwise transfer any shares of common stock or other securities during the 180 day period following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933 if requested by the Issuer and underwriter thereof provided that: (i) all officers and directors and holders of five percent or more of the Issuer's common stock enter into similar agreements and (ii) such 180 day period may be waived or reduced by the underwriter of such offering.

          Vulcan Ventures has the right to designate one director to the Issuer's Board of Directors as long as Vulcan Ventures (together with its affiliates) holds not fewer than ten percent, calculated on a fully diluted basis (the "Minimum Amount"). The director designated by Vulcan Ventures is subject to the approval of the Issuer's Board of Directors, such approval not to be unreasonably withheld. Upon the request of Vulcan Ventures, the number of directors on the Board of Directors shall be increased by one and the director appointed by Vulcan Ventures shall fill the newly created vacancy. So long as Vulcan Ventures holds the Minimum Amount, the Issuer's Board of Directors has agreed to nominate the director designated by Vulcan Ventures for election to the Board of Directors.

          The foregoing rights of Vulcan Ventures set forth in the 2nd and 4th paragraphs of this Item 6 are not assignable.

             Except as set forth above, neither Vulcan Ventures nor any of the executive officers, directors or controlling persons of Vulcan Ventures, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7. Material to be Filed as Exhibits.

                                      None.

                                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        (Date)  _______________, 1996       VULCAN VENTURES INCORPORATED

                                            By: /s/ Paul G. Allen
                                           ----------------------------------
                                           Paul G. Allen, President

Item 1.                                             Security and Issuer

          Title of Class of Equity Securities: Common Stock, $.001 par value per share, of the Issuer

          Name and Address of Principal Executive Offices of the Issuer:

                           ARI Network Services, Inc.
                            330 East Kilbourn Avenue
                           Milwaukee, Wisconsin 53202

          Item 2. Identity and Background


          (a) Name of Person Filing: Paul G. Allen, President and sole shareholder of Vulcan Ventures Incorporated

     (b) Business Address: 110-110th Avenue N. E. Suite 550 Bellevue, Washington 98004

          (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

          Chairman Asymetrix Corporation 110 - 110th Ave. N.E., Suite 550 Bellevue, WA 98007

          (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

          (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

          (f) Citizenship: Mr. Allen is a U.S. citizen

          Item 3: Source and Amount of Funds or Other Consideration

          The sole source of the funds is working capital of Vulcan Ventures. The amount of funds used in making the purchases described in Item 5 is $250,000.

          Item 4. Purpose of Transaction

          The purpose of the acquisition of securities of the Issuer is for investment purposes. Vulcan Ventures and/or Paul Allen may purchase additional shares of common stock of the Issuer from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures does not presently intend to dispose of any shares of common stock of the Issuer. In addition, Vulcan Ventures owns a presently exercisable warrant to purchase an additional 125,000 shares of common stock of the Issuer at the exercise price of $4.00 per share (as described in Item 5 below).

          Except as set forth herein, Paul G. Allen does not have any plans or proposals that relate to or would result in any of the matters specified in
     Item 4.

          Item 5. Interest in Securities of the Issuer

          (a)  Aggregate  Number  of  Shares  of  Common  Stock  of  the  Issuer
     Beneficially Owned: 2,157,791 shares. This amount is comprised of (i) 2,032,791 shares of common stock and (ii) the warrant to purchase an additional 125,000 shares of common stock at $4.00 per share.

          Percentage of Common Stock of the Issuer Owned (based on 12,701,815 shares of common stock outstanding as of June 10, 1996, and includes the 125,000 shares that will be outstanding upon the exercise of the warrant owned by Vulcan Ventures): 16.8%

         (b)      Sole Voting Power:                 -0-
                  Sole Dispositive Power:            -0-
                  Shared Voting Power:            2,157,791
                  Shared Dispositive Power:       2,157,791

          (c) The following transactions in common stock of the Issuer were effected by Vulcan Ventures:

          On July 11, 1996, Vulcan Ventures purchased 117,647 shares of common stock from the Issuer pursuant to the Issuer's registered shelf offering for an aggregate purchase price of $250,000. The per share price for the 117,647 shares of common stock purchased was $2.125. This transaction was effected by Vulcan Ventures making a wire transfer of $250,000 to the Issuer.

         (d)      Not applicable

         (e)      Not applicable

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See the description of the contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between Vulcan Ventures and the Issuer under Item 6 of this Amendment No. 2 to Schedule 13D regarding Vulcan Ventures (page 6 of 9). Except as set forth above, Paul G. Allen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7. Material to be Filed as Exhibits.

                                      None.

                                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    (Date) _______________,         1996        /s/  Paul G.  Allen
                                      -----------------------------------------
                                             Paul  G.  Allen